Correspondence

Eastern Light Capital
100 Pine Street, Suite 560
    San Francisco, CA 94111

December 7, 2010

Via EDGAR

Mr. Jonathan Wiggins
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Eastern Light Capital, Incorporated. Form 10-K for fiscal year ended December 31, 2009 Forms 10-Q for the Periods Ended March 31 and June 30, 2010 File No. 1-12941

Dear Mr. Wiggins:

Set forth below is the response of Eastern Light Capital, Incorporated, a Delaware corporation (“ELC” or the “Company”), to the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) contained in your letter, dated November 30, 2010 (the “Letter”), to Richard J. Wrensen, ELC’s Chief Executive Officer and Chief Financial Officer, with respect to the Company’s financial statement filings. The comment contained in the Letter is reproduced below in italics and is followed by the Company’s response.

Form 10-Q for the Period Ended March 31, 2010

Condensed Statement of Operations, page 2

1.
We note your response to our prior comment 1.  Please provide your analysis of the materiality of over accrued carrying costs as of December 2009 and 2008, if any, and tell us the amount of interest expense related to senior debt recorded for each of the years then ended and for the six months ended June 30, 2010, and the line item in which interest expense was reported.  In addition, please confirm that in future filings, you will report interest expense as a separate line item where material.

Whenever it is material, in future filings, the Company will report interest expense as a separate line item.

Commencing with Form 10-Q for the period ended September 30, 2010, the Company has identified and separately reported as an individual line item the carrying costs of senior mortgage debt incurred on account of real estate foreclosures. In prior filings, the carrying costs of senior mortgage debt incurred on account of real estate foreclosures, was reported within “Expenses of real estate owned”. As previously noted and provided, in comment 3 of the Company’s correspondence dated November 12, 2010, the Company has included a footnote to explain senior mortgage debt claims and commencing with Form 10-Q for the period ended September 30, 2010 the carrying costs of senior mortgage debt will be reported as senior mortgage debt expenses in the Company’s financial statements.

The Company continues to believe that the interest expense of debt that it has borrowed should be reported separately from the carrying costs (i.e. interest expense) of senior mortgage debt that was not borrowed by the Company.

During the six months ended June 30, 2010 the Company reported senior mortgage debt carrying costs of $66,288 within the line item “Real estate expenses” and no senior mortgage debt carrying costs were applied against deferred carrying costs. During the twelve months ended December 31, 2009 the Company reported senior mortgage debt carrying costs of 165,096 within the line item “Real estate expenses” and no senior debt carrying costs were applied against deferred carrying costs.  During the twelve months ended December 31, 2008 the Company reported no senior mortgage debt carrying costs within the line item “Real estate expenses” and senior debt carrying costs of $98,128 were applied against deferred carrying costs.

As previously noted, the Company does not believe that its reporting of senior mortgage debt expenses merits amending previously filed financial statements. In each period, the Company’s losses were driven by the decline in real estate asset prices and not by the classification or incurrence of senior mortgage debt carrying costs. However, as previously noted, in all future filing, senior mortgage debt expenses of prior periods will be reclassified as a separate line item to provide for comparability between periods.

The Company has accepted many of Staff’s earlier comments and implemented these comments to provide improved and more robust disclosure.   The Company seeks to work with the Securities and Exchange Commission to comprehensively address and finalize Staff’s comments. ELC sincerely hopes that our responses have satisfactorily addressed of past reporting decisions and that our current response has answered the Staff’s comments.

With regards to the filings referred to herein, Eastern Light Capital acknowledges that:

•   the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (415) 693-9500.

Very truly yours,

/s/  Richard J. Wrensen
Richard J. Wrensen
Chief Executive Officer and Chief Financial Officer
Eastern Light Capital, Incorporated